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04035832

WRITER'S DIRECT NUMBER:

(212) 848-7205

July 28, 2004

<u>BY HAND</u>

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549


RECD S.E.C.
JUL 2 7 2004
1083

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Consolidated Financial Results for the first half of 2004, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

/s/ Ana Claudia Silva

Ana Claudia Silva
Associate

dlw 7/28

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the first half of 2004

Press Release, July 26, 2004 (07 pages)

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil; July 26, 2004) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the first half of 2004, ended June 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated - Accumulated		
Unaudited Figures in Reais (Thousand)	**Jun/04**	**Jun/03**	**Variation**
Net operating revenues	284,621	238,391	*19.4%*
EBITDA [1/]	47,305	20,092	*135.4%*
EBITDA margin(%)	16.6%	8.4%	*8.2 p.p.*
Operating income	(15,970)	(38,993)	*-59.0%*
Income before income tax, social contribution	(15,186)	(37,550)	*-59.6%*
Net income	(10,871)	(25,423)	*-57.2%*
Shares outstanding (bn)	1,071	1,071	*0.0%*
EPS (000)	(0.01)	(0.02)	*-57.2%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA

Note: When applicable, and for comparison reasons, the income statements related to June 30, 2003 were reclassified.

Highlights

- **The EBITDA** grew 135.4%, rising from R$20.1 million in the 1H03 to R$47.3 million in the 1H04, improving the EBITDA margin from 8.4% in the 1H03 to 16.6% in the 1H04, showing an improvement in the main indicators and metrics of the Company.

- **The Net Result** showed a positive evolution. During the 1H04, the loss was R$10.9 million, lower than the loss of R$25.4 million in the 1H03.

Operating Results Highlights

- **Net operating revenues** for the 1H04 reached R$284.6 million. When compared with the R$238.4 million of the 1H03, it results in an increase of R$46.2 million, or 19.4%.

- **Switched packaged data services** grew R$100.2 million, or 58.1%, when comparing the 1H04 with the 1H03, mainly because of the growth in the national services and in the Value Added Services.

- **Commissions** are mainly related to the revenues of voice commission paid by Telesp. Comparing the revenues for the 1H04 with the 1H03, an increase of R$8.1 million, or 18.9% is shown. This increase was mainly due to the offering of new services such as Voice Commissions on Long Distance.

- **Other services**, which include the sale of equipment and software for clients' solutions, showed an increase of R$20.8 million, when comparing the 1H04 with the 1H03, mainly due to outsourcing and consulting services.

- **Deductions (taxes):** decreased R$1.7 million, or 2.6%, when comparing the 1H04 with the 1H03. The reduction of the ICMS tax is caused by the transfer of services of SPEEDY LINK access and Switched IP to Telesp. There was an increase in the PIS tax rate, rising from 0.65% to 1.65%, and the Cofins tax rate that increased from 3% to 7.6%.


EBITDA - Annual
Net Operating Revenues
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(60,000) (20,000) 20,000 60,000 100,000 140,000 180,000 220,000 260,000 300,000
1H03
1H04

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses for the 1H04, when compared to the 1H03, grew R$19.0 million, or 8.7%.


Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(50) (25) - 25 50 75 100 125 150 175 200
1H03
1H04

The changes are explained as follows:

- **Personnel Expenses** reached R$47.9 million in the 1H04, an increase of R$6.5 million, or 15.7% when compared to the 1H03. The average headcount in the 1H04 was 762 employees.

- **General operating / administrative expenses** reached R$186.2 million in the 1H04, a R$15.3 million growth compared to the 1H03. The growth was due to the increased expenses with outsourced services.

- **Taxes** fell R$2.0 million in the 1H04 when compared to the 1H03. This was due to the reduction in financial revenues and, as a consequence, decreases on taxes like Cofins and PIS on financial revenues.

- **Provisions for bad debt** represent 0.7% of the net operating revenues in the 1H04 compared to the 0.9% of the net operating revenues in the 1H03. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$46.2 million in the 1H04, an increase of R$8.4 million, or 22.3% in comparison to the 1H03, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** for the 1H04 presented an improvement in the results of R$4.2 million when compared to the 1H03, mainly as a result of the reduction of the interest paid on loans as a consequence of the reduction of the CDI rate.

LOANS AND FINANCING: As of June 30, 2004, the Company had R$214.6 million in loans and financing (R$191.5 million as of March 31, 2004), from which R$200.3 were obtained in foreign currency at fixed interest rates (R$172.7 as of March 31, 2004) and R$14.3 million (R$18.7 million as of March 31, 2004) were obtained in local currency at variable interest rates (CDI). Even though part of the indebtedness has been contracted in foreign currency at fixed interest rate, the Company contracted hedge operations to tie all the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. On the other hand, the Company invests the excess balance of cash and cash equivalents (financial instruments) of R$3.6 million (R$0.1 million as of March 31, 2004) mainly in short-term instruments, based on the variation of the CDI, which reduces this risk. Book value of those instruments is close to market value because of the short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of June 30, 2004 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value, remaining unchanged since March 31, 2004. Since April 04, 2002, when the 1st General Ordinary Shareholders' Meeting and 2nd General Extraordinary Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any

given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; to make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the loans and financing and the shareholding structure.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. *Forward-looking statements speak only as of the date they are made and the Company does not undertake any* obligation to update them in light of new information or future developments.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended June 30, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accmulated			Consolidated		
	Jun/04	**Jun/03**	*var.*	**2Q04**	**2Q03**	*var.*
Gross Operating Revenue	**349,823**	**305,307**	*14.6%*	**177,537**	**165,285**	*7.4%*
Data Transmission	275,437	259,765	*6.0%*	142,012	141,500	*0.4%*
Switched Packaged	272,875	172,630	*58.1%*	142,012	83,130	*70.8%*
Speedy Link Service	2,562	87,135	*-97.1%*	-	58,370	*-100.0%*
Commissions (*)	50,684	42,629	*18.9%*	22,467	21,886	*2.7%*
Other telecommunications services	23,702	2,913	*713.7%*	13,058	1,899	*587.6%*
Taxes + others	(65,202)	(66,916)	*-2.6%*	(33,231)	(36,572)	*-9.1%*
Net operating revenue	**284,621**	**238,391**	*19.4%*	**144,306**	**128,713**	*12.1%*
Operating expenses	**(237,316)**	**(218,299)**	*8.7%*	**(122,345)**	**(119,180)**	*2.7%*
Payroll and related charges	(47,873)	(41,390)	*15.7%*	(23,333)	(22,541)	*3.5%*
General and administrative expenses	(186,226)	(170,902)	*9.0%*	(99,000)	(93,656)	*5.7%*
Taxes	(2,942)	(4,951)	*-40.6%*	(628)	(2,533)	*-75.2%*
Provisions	(2,070)	(2,159)	*-4.1%*	(993)	(908)	*9.4%*
Other operating revenues / (expenses)	1,795	1,103	*62.7%*	1,609	458	*251.3%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**47,305**	**20,092**	*135.4%*	**21,961**	**9,533**	*130.4%*
Depreciation and amortization	(46,188)	(37,762)	*22.3%*	(23,321)	(19,248)	*21.2%*
Financial revenues	24,652	49,070	*-49.8%*	19,190	27,912	*-31.2%*
Financial expenses	(41,739)	(70,393)	*-40.7%*	(27,932)	(39,809)	*-29.8%*
Operating income	**(15,970)**	**(38,993)**	*-59.0%*	**(10,102)**	**(21,612)**	*-53.3%*
Nonoperating revenues (expenses)	784	1,443	*-45.7%*	721	1,234	*-41.6%*
Income before income tax and social contribution	**(15,186)**	**(37,550)**	*-59.6%*	**(9,381)**	**(20,378)**	*-54.0%*
Income tax	3,172	8,842	*-64.1%*	2,061	4,961	*-58.5%*
Social contribution	1,143	3,285	*-65.2%*	743	1,786	*-58.4%*
Net income	**(10,871)**	**(25,423)**	*-57.2%*	**(6,577)**	**(13,631)**	*-51.7%*

(*) Relates to commissions for voice services rendered by Telesp to clients of controlled company Telefônica Empresas S.A.

Note: When applicable, and for comparison reasons, the income statements related to June 30, 2003 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At June 30, 2004 and March 31, 2004

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Jun/04	Consolidated Mar/04
Current Assets	122,372	119,021
Cash and cash equivalents	14,548	5,877
Cash and bank accounts	10,942	5,774
Financial investments	3,606	103
Accounts receivable	106,551	112,249
Accounts receivable from customers	112,243	119,608
Allowance for doubtful accounts	(26,481)	(25,576)
Differed and recoverable taxes	15,165	14,778
Other recoverable expenses	2,275	681
Maintenance inventorie:	2,739	2,755
Unrealized Gains on Hedging Operation	607	-
Other assets	3	3
Recoverable advances	1,273	895
Long-term assets	224,772	222,689
Receivables from associated companies	2,849	2,681
Diferred and recoverables taxes	221,923	220,008
Permanent Assets	564,569	574,567
Investiments	299,153	299,968
Property, plant and equipment - net	264,699	273,759
Deffered results	717	840
Total Assets	911,713	916,277

LIABILITIES	Consolidated Jun/04	Consolidated Mar/04
Current Liabilities	304,975	285,115
Payroll and related charges	23,056	17,123
Suppliers	52,516	62,354
Income tax and contributions	12,820	13,464
Loans and financing	205,525	164,241
Payables to associated companies	8,402	13,330
Consignments	1,105	1,075
Unrealized Losses on Hedging Operations	-	12,290
Other liabillities	1,551	1,238
Long-term liabilities	9,908	27,769
Income tax and contribution:	4	6
Loan and financing	9,088	27,236
Accrual for contingencies	637	438
Other liabilities	179	89
Shareholders' equity and funds provided for future capitalization	596,830	603,393
Capital Stock	702,879	702,879
Retained earnings / (losses)	(106,049)	(99,486)
Total liabilities	911,713	916,277

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Jun/04 Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.25% to 5.70%	Until 2005	191,772	8,560	200,332
Financing in local currency	R$	103% of CDI	Until 2005	13,753	528	14,281
Total				205,525	9,088	214,613

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Jun/04
Resolution 2770	USD	1.25% to 5.70%	149,793
Resolution 2770	YEN	1.30% and 1.40%	50,539
			200,332

Shareholding structure

As of June 30, 2004

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**